SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: February 26, 2026

List of Materials

Documents attached hereto:

Notice Regarding Partial Amendments to the Facility for the Repurchase of Shares of Common Stock (Expansion of the Facility for Repurchase)

(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

February 26, 2026

Sony Group Corporation

Notice Regarding Partial Amendments to the Facility for the Repurchase of Shares of Common Stock

(Expansion of the Facility for Repurchase)

(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

Sony Group Corporation (“Sony”) approved, at the meeting of its Board of Directors held on February 5, 2026, partial amendments to the facility for the repurchase of shares of its own common stock, originally approved by the Board of Directors on November 11, 2025, pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation. Sony hereby announces that, with the resolution of its Board of Directors as of today, it decided to further partially amend the facility for the repurchase of shares of common stock, as follows.

1. Reason for Partial Amendments to the Facility for the Repurchase of Shares

Sony repurchases its own shares in consideration of factors such as opportunities for strategic investment, financial condition and the price of its common stock as part of improving capital efficiency and implementing capital policy according to the business environment. Sony resolved to expand the facility to allow it to repurchase its own shares more flexibly in light of current repurchase progress, trends in the stock market and other factors.

2. Details of Partial Amendments to the Facility for the Repurchase of Shares (Amendments are underlined.)

		Before Partial Amendments (Board of Directors resolution on February 5, 2026)	After Partial Amendments (Board of Directors resolution on February 26, 2026)
(1)	Class of shares for repurchase	Common stock of Sony	Common stock of Sony
(2)	Total number of shares for repurchase	55 million shares (maximum) (0.92% of total number of shares issued and outstanding (excluding treasury stock))	90 million shares (maximum) (1.51% of total number of shares issued and outstanding (excluding treasury stock))
(3)	Total purchase amount for repurchase of shares	150 billion yen (maximum)	250 billion yen (maximum)
(4)	Period of repurchase	November 12, 2025 to May 14, 2026	November 12, 2025 to May 14, 2026
(5)	Method of repurchase	Expected open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract	Expected open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

Depending on investment opportunities, market environment and other factors, it is possible that a share repurchase of only a portion of the above will be carried out.

(For reference)

1.	Total number and purchase amount of shares repurchased pursuant to the Board of Directors resolutions on November 11, 2025 and February 5, 2026 (as of February 20, 2026)

(1)	Total number of shares repurchased	28,401,000 shares
(2)	Total purchase amount for repurchased shares	106,887,883,460 yen

2.	Status of treasury stock as of February 20, 2026

(1)	Total number of shares issued and outstanding (excluding treasury stock)	5,949,255,229 shares
(2)	Number of treasury stock	200,555,416 shares

End of document